UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________

Commission File Number 333-202366

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Resources, Inc. and the Participants

of the Dominion Salaried Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted Financial Accounting Standards Board Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures. These ASU’s were applied retrospectively to the 2014 period presented in the financial statements.

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 24, 2016

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments:
Participant-directed investments	$2,711,353,243	$2,875,964,982

Receivables:
Notes receivable from participants	29,436,545	28,465,468
Participant contributions	914,578	806,516
Employer contributions	330,260	281,696
Accrued investment income	4,415	38
Receivables for securities sold	172,177	1,618,987

Total receivables	30,857,975	31,172,705

Total assets	2,742,211,218	2,907,137,687

LIABILITIES:
Payables for securities purchased	231,852	168,293
Other liabilities	—	133,243

Total liabilities	231,852	301,536

NET ASSETS AVAILABLE FOR BENEFITS	$2,741,979,366	$2,906,836,151

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Participant contributions	$83,510,337
Rollover contributions	12,159,278
Employer contributions	30,528,977

Total contributions	126,198,592

Investment Income (Loss):
Interest	5,742
Dividends	35,753,079
Net depreciation in fair value of investments	(123,333,961)
Income from Master Trust	10,556,072

Net investment loss	(77,019,068)

Interest income on notes receivable from participants	1,194,212

Total additions	50,373,736

DEDUCTIONS:
Benefits paid to participants	223,157,514
Administrative expenses	1,596,986

Total deductions	224,754,500

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(174,380,764)

TRANSFER OF PARTICIPANTS’ ASSETS TO THE PLAN, NET	9,523,979

NET DECREASE IN NET ASSETS	(164,856,785)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,906,836,151

End of year	$2,741,979,366

See notes to financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering all salaried employees and certain hourly employees of Dominion Resources, Inc. and its subsidiaries (the Participating Companies) (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees hired on or after January 1, 2008 are enrolled automatically into the Plan at a four percent tax-deferred contribution rate approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Certain rehires and transfers are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service. This Plan also provides an employee directed auto-save feature. The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Individual participant accounts invested in the Common Collective Trust Funds and the separately managed accounts are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried and certain hourly employees subject to approval of the Dominion Board of Directors.

e.	Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2015 and 2014, forfeited nonvested accounts totaled $240,929 and $193,034, respectively. During the year ended December 31, 2015, $194,508 of forfeited nonvested accounts was used to reduce employer contributions.

g.	Investment Options

•	Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Date Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

¡	Dominion Stock Fund(1)
¡	Interest in Master Trust(2):

Dominion Money Market Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Small/Mid Cap Equity Index Fund(3)

¡	Common Collective Trusts(3):

Target Retirement Income Trust I(4)

Target Retirement 2015 Trust I(5)

Target Retirement 2020 Trust I(5)

Target Retirement 2025 Trust I(5)

Target Retirement 2030 Trust I(5)

Target Retirement 2035 Trust I(5)

Target Retirement 2040 Trust I(5)

Target Retirement 2045 Trust I(5)

Target Retirement 2050 Trust I(5)

Target Retirement 2055 Trust I(5)

¡	Mutual Funds:

International Equity Fund(6)

Emerging Markets Equity Fund(7)

International Bond Fund(8)

Multi-Asset Class Inflation Managed Fund(9)

1-3 Year Bond Fund(10)

(1)	The Dominion Stock Fund invests primarily in Dominion common stock.
(2)	See Plan Interest in Master Trust in Note 3 for details about the related investment strategies.
(3)	These Funds do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).
(4)	The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. Normal investment mix includes 70% bonds and 30% stocks.
(5)	These Target Date Retirement Trusts are designed for investors seeking to retire between 2015 and 2057 and to provide for a reasonable level of income and long-term growth of capital and income. Normal investment mix: 2015 Trust I—50% bonds and 50% stocks; 2020 Trust I—40% bonds and 60% stocks; 2025 Trust I—32% bonds and 68% stocks; 2030 Trust I—25% bonds and 75% stocks; 2035 Trust I—17% bonds and 83% stocks; and 2040 Trust I, 2045 Trust I, 2050 Trust I and 2055 Trust I—10% bonds and 90% stocks.

(6)	The International Equity Fund invests in a diverse group of strong, undervalued companies which the investment manager believes exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.
(7)	The Emerging Markets Equity Fund invests in a diverse group of strong, undervalued companies which the investment manager believes exhibit growing earnings primarily in the emerging equity markets.
(8)	The International Bond Fund invests primarily in intermediate duration non-U.S. fixed income securities from investment grade issuers in the developed countries with limited currency exposure.
(9)	The Multi-Asset Class Inflation Managed Fund invests in equities, commodities, real estate investment trusts (REITs), master limited partnerships (MLPs), debt securities, fixed and floating rate debt as well as inflation-linked debt issued by governments and corporates both domestic and foreign and other asset classes across various markets, especially during stable to rising inflationary environments.
(10)	The 1-3 Year Bond Fund invests in fixed income securities with maturities of 3 years or less including U.S. government and corporate debt securities, mortgage and asset-backed securities, and U.S. dollar investments.

•	Employer Contributions—Participating Companies’ matching contributions are deposited in accordance with the participant’s investment directions, or the Target Date Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2015 or 2014.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—Effective June 30, 2015, Dominion made several changes to the investment options in the Plan that are designed to provide participants with greater opportunities to diversify their investments and to realign funds with overlapping risk/return profiles.

From		To
Fund Name	Fund Manager	Fund Name	Fund Manager	Fund Strategy

Large Cap Value Fund	Herndon Capital Management	S&P 500 Index Fund	Northern Trust Global Investments	To replicate the S&P 500 Index

Large Cap Growth Fund	JP Morgan Asset Management	S&P 500 Index Fund	Northern Trust Global Investments	To replicate the S&P 500 Index

Russell 2000 Value Index Fund	Northern Trust Global Investments	Small/Mid Cap Equity Index Fund(1)	Northern Trust Global Investments	To replicate the U.S. Equity Market excluding the S&P 500 Index.

Russell 2000 Growth Index Fund	Northern Trust Global Investments	Small/Mid Cap Equity Index Fund(1)	Northern Trust Global Investments	To replicate the U.S. Equity Market excluding the S&P 500 Index.

Stable Value Fund	Standish Mellon Asset Management Company LLC	Dominion Money Market Fund	Standish Mellon Asset Management Company LLC	To invest in high quality short-term investments.

(1)	Effective July 1, 2015, the Extended Equity Fund was renamed the Small/Mid Cap Equity Index Fund in order to have the fund’s name better reflect the fund’s investment focus. The Fund continues to be managed by Northern Trust Global Investments.

Effective July 1, 2015, the four new mutual funds were added to the investment options in the Plan providing opportunities for additional diversification:

Fund Name	Fund Manager	Fund Strategy

Emerging Markets Equity Fund	Van Eck Associates	The fund is a mutual fund that invests in stocks listed on the stock exchanges of emerging countries that are expected to have strong economic growth over the longer term.

International Bond Fund	Pacific Investment Management Company LLC	The fund is a mutual fund that invests primarily in non-U.S. fixed income securities issued by investment grade issuers.

Multi-Asset Class Inflation Managed Fund	Neuberger Berman	The fund is a mutual fund that seeks to provide long term real returns (i.e., returns above inflation) across various markets, especially during stable and/or rising inflationary periods.

1-3 Year Bond Fund	Northern Trust Global Investments	The fund is a mutual fund that invests primarily in bonds issued in the U.S. with maturities of three years or less. As a general rule, the fund’s investments are expected to be in high quality bonds.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value with the exception of the fully benefit-responsive guaranteed investment contracts (GICs) held by the Plan as of December 31, 2014, through the Stable Value Fund of the Master Trust. Contract value was the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Notes 3 and 4 for further information.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and realized and unrealized appreciation (depreciation).

Investment management fees and operating expenses charged to the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Benefit payments to participants are recorded upon distribution.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2015, the Plan transferred $219,014 and $9,742,993 of participants’ assets to and from other plans, respectively.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2015 and 2014.

k.	Accounting Standards Update—In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). In July 2015, the Financial Accounting Standards Board issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures. Both standards simplify financial reporting related to plan investments. ASU No. 2015-07 eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using the net asset value (NAV) per share (or its equivalent) as the practical expedient. ASU No. 2015-12 no longer requires the measurement of fully-benefit responsive investment contracts at fair value. In addition, the disclosure of investments that represent five percent or more of net assets available for benefits, net appreciation/depreciation of investments by general type and disaggregation of investments by nature, risk, and characteristics were eliminated. The Plan adopted these updates on a retrospective basis for the year ended December 31, 2015. The adoption did not have a material effect on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

3.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Dominion Money Market Fund (renamed from the Stable Value Fund), the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund and the Small/Mid Cap Equity Index Fund (renamed from the Extended Equity Fund) are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Northern Trust held the assets of the Master Trust as of December 31, 2015.

Dominion Money Market Fund—Effective July 2015, the Stable Value Fund was fully transitioned and renamed the Dominion Money Market Fund. As of December 31, 2015, the Plan’s interest in the net assets of the Fund was approximately 77%. Investment income and administrative expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invests primarily in cash equivalents and short-term investments.

Stable Value Fund—As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 75%. Investment income and administrative expenses relating to the Fund were allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invested primarily in cash equivalents and fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs), which were stated at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The remaining fixed maturity synthetic GICs matured in 2014 and the remaining constant duration synthetic GICs were sold in 2015.

Constant duration synthetic GICs consisted of a portfolio of securities owned by the Master Trust and a benefit-responsive, book value wrap contract purchased for its portfolio. The portfolio of securities included 1-3 Year Credit Bond Index Fund, 1-3 Year Government Bond Index Fund, Asset-Backed Securities Index Fund, Commercial Mortgage-Backed Securities Index Fund, Government Bond Index Fund, Credit Bond Index Fund and Mortgage-Backed Securities Index Fund. The redemption frequency of the Funds was daily liquidity. The wrap contract amortized gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments would be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC reset every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aimed at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore would be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate was established based on the market interest rates at the time the underlying portfolio was first put together and the contract would have an interest crediting rate of not less than 0%.

The following were the investment strategies for each portfolio of securities:

•	1-3 Year Credit Bond Index Fund—Each 1-3 Year Credit Bond Index Fund were invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays U.S. 1-3 Year Credit Index.

•	1-3 Year Government Bond Index Fund—Each 1-3 Year Government Bond Index Fund were invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays 1-3 Year Government Bond Index.

•	Asset-Backed Securities Index Fund—Each Asset-Backed Securities Index Fund were invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Aggregate Asset-Backed Securities Index.

•	Commercial Mortgage-Backed Securities Index Fund—Each Commercial Mortgage-Backed Securities Index Fund were invested and reinvested primarily in mortgage-backed securities collateralized by loans which are secured by income-producing commercial real estate with the objective of approximating as closely as practicable the total rate of return of that portion of the Barclays Commercial Mortgage-Backed Securities Index which is included in the Barclays Aggregate Bond Index.

•	Government Bond Index Fund—Each Government Bond Index Fund were invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return for all outstanding United States Treasury government bonds as defined by the Barclays Government Bond Index. The investment manager, in its discretion, could divide such a Collective Fund into an intermediate-term division consisting of United States government bonds with maturities between one and ten years and a long-term division consisting of United States government bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Credit Bond Index Fund—Each Credit Bond Index Fund were invested and reinvested primarily in debt securities with the objective of approximating as closely as practicable the total rate of return of the United States market for all outstanding investment grade corporate bonds as defined by the Barclays Credit Bond Index. The investment manager, in its discretion, could divide such a Collective Fund into an intermediate-term division consisting of corporate bonds with maturities between one and ten years and a long-term division consisting of corporate bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Mortgage-Backed Securities Index Fund—Each Mortgage-Backed Securities Index Fund were invested and reinvested primarily in mortgage-backed securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Mortgage-Backed Securities Index.

The following tables present the value of the undivided investments and related investment income in the Dominion Money Market Fund:

	December 31, 2015	December 31, 2014
GICs and Wrapper Contracts at contract value	$—	$233,673,906
Cash equivalents	495,450,467	359,388,357
Receivables	16,244	13,604
Payables	(67,941)	(86,281)

Total	$495,398,770	$592,989,586

Investment income for the Dominion Money Market Fund was as follows:

Year Ended December 31, 2015
Interest	$8,125,693

Real Estate Fund—As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Fund was approximately 86%. The Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. The Fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2015	December 31, 2014
Corporate stocks	$83,695,463	$84,964,562
Cash equivalents	1,830,231	449,497
Receivables	866,974	2,313,525
Payables	(464,266)	(1,808,809)

Total	$85,928,402	$85,918,775

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2015
Interest	$2,452
Dividends	3,022,350
Net investment appreciation	740,532

Total	$3,765,334

Intermediate Bond Fund—As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Fund was approximately 83% and 82%, respectively. The Fund invests in fixed income mutual funds that invest in U.S. government securities, corporate debt instruments, other debt instruments and money market investments which are stated at fair value based on the closing sales price reported on the pertinent exchanges on the last business day of the Plan year. The weighted average maturity of the portfolio is benchmarked to the Barclays U.S. Aggregate Bond Index, a proxy for the bond market. Investment income (loss) and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The Intermediate Bond Fund consists of the following mutual funds owned by the Master Trust, the strategies of which are stated below:

•	PIMCO Mortgage Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related securities of varying maturities, which may be represented by options, futures contracts, swap agreements, or asset-backed securities (ABS).

•	PIMCO U.S. Government Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of U.S. government securities of varying maturities, or in securities that provide exposure to the U.S. government securities sector, such as options, futures contracts, swap agreements, or mortgage-backed securities (MBS).

•	PIMCO Investment Grade Corporate Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of investment grade corporate fixed income investments of varying maturities, which may be represented by options, futures contracts, and/or swap agreements.

•	PIMCO Real Return Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by options, futures contracts, or swap agreements.

•	PIMCO Short-Term Floating NAV Portfolio II—The Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards. Bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities make up the fixed income instruments (Fixed Income Instruments).

•	PIMCO International Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in a portfolio of Fixed Income Instruments of non-U.S. issuers, representing at least three non-U.S. countries or currencies, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Emerging Markets Portfolio—The Portfolio seeks maximum total return, consistent with investing under normal circumstances at least 80% of its assets in a portfolio of Fixed Income Instruments that economically are tied to emerging market countries, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Asset-Backed Securities Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of ABS of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in ABS may be invested in other types of Fixed Income Instruments.

•	PIMCO Short-Term Portfolio—The Portfolio seeks maximum total return, consistent with preservation of capital and liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

•	PIMCO High Yield Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities (junk bonds), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements, rated below investment grade by Moody’s Investors Service, Inc. (Moody’s), or equivalently rated by Standard & Poor’s Rating Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality.

•	PIMCO Municipal Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of fixed income securities of varying maturities issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities (Municipal Securities), or in instruments that provide exposure to the Municipal Securities sector, such as options, futures contracts, or swap agreements.

The following tables present the value of the undivided investments and related investment loss in the Intermediate Bond Fund:

	December 31, 2015	December 31, 2014
PIMCO Mortgage Portfolio	$31,133,111	$36,197,261
PIMCO U.S. Government Sector Portfolio	23,857,105	22,721,713
PIMCO Investment Grade Corporate Portfolio	23,777,344	21,143,790
PIMCO Real Return Portfolio	20,604,636	18,156,098
PIMCO Short-Term Floating NAV Portfolio II	16,893,156	19,634,260
PIMCO International Portfolio	14,229,313	12,089,827
PIMCO Emerging Markets Portfolio	9,583,243	4,351,061
PIMCO Asset-Backed Securities Portfolio	11,656,346	3,401,775
PIMCO Short-Term Portfolio	—	2,962,996
PIMCO High Yield Portfolio	9,513,304	2,951,228
PIMCO Municipal Sector Portfolio	1,902,211	1,572,455
Cash	661,399	499,768
Receivables	6,158	6,279
Payables	(153,567)	(119,679)

Total	$163,663,759	$145,568,832

Investment loss for the Intermediate Bond Fund was as follows:

Year Ended December 31, 2015
Interest	$7,910,371
Net investment depreciation	(8,164,454)

Total	$(254,083)

S&P 500 Index Fund—Effective June 2015, the Large Cap Value and Large Cap Growth Funds’ underlying assets were sold and the units of the S&P 500 Index Fund were purchased within the Master Trust to replicate the S&P 500 Index. As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Fund was approximately 85% and 84%, respectively. The Fund attempts to replicate the S&P 500 Index by investing in the stocks that make up the S&P 500 Index, holding each stock in approximately the same proportion as its weighting within the Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2015	December 31, 2014
Common Collective Trust	$477,071,228	$315,821,305

Investment income for the S&P 500 Index Fund was as follows:

Year Ended December 31, 2015
Net investment appreciation	$4,704,869

Large Cap Value Fund—Effective June 2015, the Large Cap Value Fund’s underlying assets were sold and the units of the S&P 500 Index Fund were purchased within the Master Trust to replicate the S&P 500 Index. As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 90%. The Fund invested primarily in corporate stocks, which were stated at fair value based on the closing sales price reported on the New York Stock Exchange (NYSE) on the last business day of the Plan year. The Fund invested in large-cap companies, defined by inclusion in the broader Russell 1000 Index, which the Fund manager believes were undervalued relative to other companies in the index. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Value Fund:

December 31, 2014
Corporate stocks	$58,605,479
Cash equivalents	2,713,498
Receivables	404,895
Payables	(69,794)

Total	$61,654,078

Investment income for the Large Cap Value Fund was as follows:

Year Ended December 31, 2015
Interest	$2,157
Dividends	604,887
Net investment depreciation	(104,416)

Total	$502,628

Large Cap Growth Fund—Effective June 2015, the Large Cap Growth Fund’s underlying assets were sold and the units of the S&P 500 Index Fund were purchased within the Master Trust to replicate the S&P 500 Index. As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 84%. The Fund invested primarily in corporate stocks, which were stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invested in high-quality large-cap companies with proprietary products or services, productive research and development, and/or barriers to entry, and above-market earnings potential. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Growth Fund:

December 31, 2014
Corporate stocks	$101,974,730
Cash equivalents	3,455,073
Receivables	21,922
Payables	(135,218)

Total	$105,316,507

Investment income for the Large Cap Growth Fund was as follows:

Year Ended December 31, 2015
Interest	$3,943
Dividends	481,268
Net investment appreciation	7,011,230

Total	$7,496,441

Small/Mid Cap Equity Index Fund—Effective June 2015, the Russell 2000 Value and Russell 2000 Growth Index Funds’ underlying assets were sold and the units of the Extended Equity Market Index Fund were purchased within the Master Trust to replicate the U.S. Equity market excluding the S&P 500 Index. Effective July 2015, the Extended Equity Market Index Fund was renamed the Small/Mid Cap Equity Index Fund in order to have the Fund’s name better reflect the Fund’s investment focus. As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Fund was approximately 86% and 87%, respectively. The Fund seeks to approximate the risk/return objectives of the Dow Jones U.S. Completion Total Stock Market Index, an Index designed to represent all U.S. Equity issues with readily available prices, excluding the components of the S&P 500 Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income (loss) and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment loss in the Small/Mid Cap Equity Index Fund:

	December 31, 2015	December 31, 2014
Common Collective Trust	$280,344,396	$127,277,427

Investment loss for the Small/Mid Cap Equity Index Fund was as follows:

Year Ended December 31, 2015
Net investment depreciation	$(18,566,017)

Russell 2000 Value Index Fund—Effective June 2015, the Russell 2000 Value Index Fund’s underlying assets were sold and the units of the Small/Mid Cap Index Fund were purchased within the Master Trust to replicate the U.S. Equity market excluding the S&P 500 Index. As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 85%. The Fund attempted to replicate the Russell 2000 Value Index by investing in the stocks that make up the Russell 2000 Value Index, holding each stock in approximately the same proportion as its weighting within the Russell 2000 Value Index. The Fund also held Common Collective Trusts that were stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Russell 2000 Value Index Fund:

December 31, 2014
Common Collective Trust	$85,433,997

Investment income for the Russell 2000 Value Index Fund was as follows:

Year Ended December 31, 2015
Net investment appreciation	$571,410

Russell 2000 Growth Index Fund—Effective June 2015, the Russell 2000 Growth Index Fund’s underlying assets were sold and the units of the Small/Mid Cap Index Fund were purchased within the Master Trust to replicate the U.S. Equity market excluding the S&P 500 Index. As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 86%. The Fund attempted to replicate the Russell 2000 Growth Index by investing in the stocks that make up the Russell 2000 Growth Index, holding each stock in approximately the same proportion as its weighting within the Russell 2000 Growth Index. The Fund also held Common Collective Trusts that were stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Russell 2000 Growth Index Fund:

December 31, 2014
Common Collective Trust	$99,299,440

Investment income for the Russell 2000 Growth Index Fund was as follows:

Year Ended December 31, 2015
Net investment appreciation	$7,283,800

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

Ù	Quoted securities prices and indices
Ù	Securities trading information including volume and restrictions
Ù	Maturity
Ù	Interest rates
Ù	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is made up of Dominion common stock specific to the Plan and other employee benefit plans of Dominion and its subsidiaries, and a money market fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2015 and 2014:

	2015				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$844,712,197	$—	$—	$844,712,197	$953,469,796	$—	$—	$953,469,796

Mutual Funds:
International Equity Fund	152,142,666	—	—	152,142,666	150,173,244	—	—	150,173,244
Emerging Markets Equity Fund	1,742,830	—	—	1,742,830	—	—	—	—
International Bond Fund	2,412,561	—	—	2,412,561	—	—	—	—
Multi-Asset Class Inflation managed Fund	1,249,577	—	—	1,249,577	—	—	—	—
1-3 Year Bond Fund	2,988,902	—	—	2,988,902	—	—	—	—

Total recorded at fair value	$1,005,248,733	$—	$—	1,005,248,733	$1,103,643,040	$—	$—	1,103,643,040

Assets recorded at NAV(1):
Common Collective Trusts(2)				468,227,001				457,448,911

Total				$1,473,475,734				$1,561,091,951

(1)	These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy. The total fair value of these investments included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(2)	See Note 1.g. Investment Options for a description of the individual investments included within this line item, and the nature and risk of each respective fund. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund’s objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2015 and 2014:

	2015				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):

Dominion Money Market Fund(2):
Cash equivalents	$—	$495,398,770	$—	$495,398,770	$—	$359,315,680	$—	$359,315,680

Constant Duration Synthetic GICs:
1-3 Year Credit Bond Index Fund	—	—	—	—	—	54,630,846	—	54,630,846
1-3 Year Gov’t Bond Index Fund	—	—	—	—	—	46,588,802	—	46,588,802
Asset-Backed Securities Index Fund	—	—	—	—	—	41,965,078	—	41,965,078
Commercial Mortgage-Backed Sec. Index Fund	—	—	—	—	—	5,860,620	—	5,860,620
Government Bond Index Fund	—	—	—	—	—	4,698,089	—	4,698,089
Credit Bond Index Fund	—	—	—	—	—	25,803,451	—	25,803,451
Mortgage-Backed Sec. Index Fund	—	—	—	—	—	54,083,877	—	54,083,877
Wrapper Contracts	—	—	—	—	—	—	43,143	43,143

Total Dominion Money Market Fund	—	495,398,770	—	495,398,770	—	592,946,443	43,143	592,989,586

Large Cap Value Fund(3):
Cash equivalents	—	—	—	—	—	3,048,599	—	3,048,599
Corporate stocks	—	—	—	—	58,605,479	—	—	58,605,479

Total Large Cap Value Fund	—	—	—	—	58,605,479	3,048,599	—	61,654,078

Large Cap Growth Fund(3):
Cash equivalents	—	—	—	—	—	3,341,777	—	3,341,777
Corporate stocks	—	—	—	—	101,974,730	—	—	101,974,730

Total Large Cap Growth Fund	—	—	—	—	101,974,730	3,341,777	—	105,316,507

Real Estate Fund:
Cash equivalents	—	2,232,939	—	2,232,939	—	954,213	—	954,213
Corporate stocks	83,695,463	—	—	83,695,463	84,964,562	—	—	84,964,562

Total Real Estate Fund	83,695,463	2,232,939	—	85,928,402	84,964,562	954,213	—	85,918,775

Total recorded at fair value	$83,695,463	$497,631,709	$—	581,327,172	$245,544,771	$600,291,032	$43,143	845,878,946

Assets recorded at NAV(4):
Common Collective Trusts(5)				757,415,624				627,832,169
Intermediate Bond Fund(6)				163,663,759				145,568,832

Total assets recorded at NAV				921,079,383				773,401,001

Total				$1,502,406,555				$1,619,279,947

(1)	As discussed in Note 3, the Plan’s interest in the net assets of the Master Trust at December 31, 2015 and 2014 was as follows: Dominion Money Market Fund (77% for 2015), Stable Value Fund (75% for 2014), Large Cap Value Fund (90% for 2014), Large Cap Growth Fund (84% for 2014) and Real Estate Fund (86% for both periods).
(2)	The Stable Value Fund was transitioned and renamed the Dominion Money Market Fund in 2015 to invest in high quality short-term investments.
(3)	Large Cap Value and Large Cap Growth Funds’ underlying assets were sold and the units of the S&P 500 Index Fund were purchased within the Master Trust in 2015 to replicate the S&P 500 Index.
(4)	These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy. The total fair value of these investments included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
(5)	See Note 1.g. Investment Options for a description of the individual investments included with this line item, and the nature and risk of each respective fund.
(6)	See Note 3 for details about the related investment strategies.

5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

The Plan obtained its latest determination letter on February 20, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2015, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2015 and 2014, the Plan’s investment in the Dominion Stock Fund included 12,488,353 and 12,398,827 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $609 million and $558 million, respectively. During the year ended December 31, 2015, the Plan recorded dividend income related to Dominion common stock of approximately $32 million.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2015	December 31, 2014
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$2,741,979,366	$2,906,836,151
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	3,884,775

Net assets available for benefits per the Form 5500, at fair value	$2,741,979,366	$2,910,720,926
		Year Ended December 31, 2015
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net decrease in net assets per the financial statements		$(164,856,785)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		(3,884,775)

Net decrease in net assets per the Form 5500		$(168,741,560)

8.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

SUPPLEMENTAL SCHEDULE

DOMINION SALARIED SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Resources, Inc.	Dominion Stock Fund		$844,712,197

		Common Collective Trusts:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		305,672
	The Vanguard Group, Inc.	Target Retirement Income Trust I		30,135,326
	The Vanguard Group, Inc.	Target Retirement 2015 Trust I		37,657,969
	The Vanguard Group, Inc.	Target Retirement 2020 Trust I		77,280,184
	The Vanguard Group, Inc.	Target Retirement 2025 Trust I		66,640,407
	The Vanguard Group, Inc.	Target Retirement 2030 Trust I		41,184,890
	The Vanguard Group, Inc.	Target Retirement 2035 Trust I		41,521,285
	The Vanguard Group, Inc.	Target Retirement 2040 Trust I		41,616,124
	The Vanguard Group, Inc.	Target Retirement 2045 Trust I		58,639,159
	The Vanguard Group, Inc.	Target Retirement 2050 Trust I		53,198,213
	The Vanguard Group, Inc.	Target Retirement 2055 Trust I		20,047,772

				468,227,001

		Mutual Funds:
	American EuroPacific Growth Fund	International Equity Fund		152,142,666
	Van Eck Securities Corporation	Emerging Markets Equity Fund		1,742,830
	Pacific Investment Management Co., LLC	International Bond Fund		2,412,561
	Neuberger Berman LLC	Multi-Asset class Inflation Managed Fund		1,249,577
	Northern Trust Global Investments	1-3 Year Bond Fund		2,988,902

				160,536,536

	Total investments excluding interest in Master Trust			1,473,475,734

*	Various participants	Loans to Participants (4.25% interest rates and range of maturity dates—1/1/16 to 12/13/20)		29,436,545

	Total assets (held at end of year)			$1,502,912,279

*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
***	Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 24, 2016	/s/ Wendy Wellener
Wendy Wellener
Vice President, Dominion Resources Services, Inc. Human Resources